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Exhibit 99.1
Partnership Agreement

This document contains a summary of the Partnership Agreement (the "Agreement") that Sociedad Química y Minera de Chile S.A. ("SQM", the “Company”) and the National Copper Corporation of Chile ("CODELCO") have entered into to regulate the various aspects of a partnership for the joint exploitation of lithium and other products in the Salar de Atacama (the "Partnership").
This document is a summary of the Agreement, a redacted Spanish language version of which is available on the SQM website. Capitalized terms that are not defined in this document or in the press release of which this summary is a part, will be defined in accordance with the terms of the Agreement.
1.    The Agreement regulates the terms and conditions for the Partnership to become effective by establishing the events that must occur at closing and what each party must do until that date.
Thereunder, subject to the satisfaction of the conditions precedent hereinafter set forth, on the closing date (the "Effective Date"):
(a)     Minera Tarar SpA will merge into SQM Salar S.A. with a new name to be defined and in the form of a joint stock company (the "Joint Venture"). For these purposes, the parties must ensure that the shareholders of both companies adopt the shareholders' resolutions (whether at a meeting or otherwise) necessary to, among other things, approve the merger and the new by-laws of the Joint Venture;
(b)     the parties shall execute the Shareholders' Agreement in the form of annexed to the Agreement;
(c)     SQM will sell to Codelco its properties in the Salar de Maricunga at their book value (approximately US$18,000) according to terms of the sales contract annexed to the Agreement;
(d)    SQM will grant to the Joint Venture a license over certain industrial property related to the Business and existing at the signing of the Agreement, which will be non-exclusive, non-transferable, perpetual and irrevocable. The same right, plus additional rights related to know-how and advisory service, will be granted by the Joint Venture to Codelco and its subsidiaries and by the Joint Venture to SQM and its subsidiaries;
(e)    the Joint Venture and SQM will sign an off-take contract for potassium on such terms as the parties negotiate in good faith in accordance with the basic principles annexed to the Agreement; and
(f)     the Joint Venture and SQM shall execute the transitional services and supply    agreement under the terms of the document annexed to the Agreement.
This means that all acts and contracts will be performed, executed or become effective as of the Effective Date, and if this does not happen, none of them will be performed, executed or become effective.
2.    Conditions Precedent:
Regarding the formation of the Partnership, the Agreement contemplates a series of conditions precedent, including, among others, the following:
(a) That the request made by Inversiones TLC SpA dated May 21, 2024 to the Chilean Financial Market Commission that the transaction be approved at a shareholders meeting of the Company by two-thirds of the shares with right to vote has not been accepted and that no authority has issued an order preventing the Partnership from becoming effective;

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(b) Representations and warranties made by the parties to the Agreement are true as of the dates defined by the Agreement;

(c) Absence of a Material Adverse Effect;

(d) The conclusion of the indigenous communities consultation process regarding certain aspects of the CORFO-SQM Contracts, the Amendments to the CORFO-SQM Contracts and the CORFO-Tarar Contracts (each as defined below);

(e) The subscription by SQM and CORFO of the amendments (the "Amendments to the CORFO-SQM Contracts") that SQM and Codelco want to introduce to the existing contracts between CORFO and the Company (the "CORFO-SQM Contracts") and that regulate the exploitation of the Salar de Atacama until the year 2030, especially with respect to the increase of the production quota by 300,000 metric of lithium carbonate equivalent (LCE). The Amendments to the CORFO-SQM Contracts have been agreed to by CORFO, Codelco and SQM and can only be modified with their consent;

(f) The execution by Minera Tarar and CORFO of the new contracts that will regulate the exploitation of the Salar de Atacama from 2031 to 2060 (the "CORFO-Tarar Contracts"). The CORFO-Tarar Contracts have been agreed to by CORFO, Codelco and SQM and can only be modified with their consent;

(g) The approval of the Amendments to the CORFO-SQM Contracts and the CORFO-Tarar Contracts by the General Comptroller of the Republic of Chile;

(h) Obtaining authorizations from the Chilean Nuclear Energy Commission (“CCHEN”) in connection with the execution of the Amendments to the CORFO-SQM Contracts and the CORFO-Tarar Contracts on terms acceptable to both parties;
(i) The notification and approval without conditions, or with mitigation measures acceptable to SQM and Codelco, by antitrust authorities in Chile and abroad;
(j)    The notification and approval without conditions, or with mitigation measures acceptable to SQM and Codelco, by foreign authorities that regulate foreign investment in those countries, if necessary;

(k)    The conclusion of the internal reorganization process of SQM Salar S.A., whereby SQM contributes to SQM Salar S.A. those assets, contracts, employees and resources related to the Business that do not belong to SQM Salar S.A. as of this date, in order to concentrate in such company all assets, contracts, subsidiaries, employees and other resources necessary for the full development of the Business; and

(l)    The termination of the SEC's ongoing investigation of SQM on the terms defined in the Agreement;

3.    Actions after the Closing:

The Agreement also regulates certain acts that must take place after the Effective Date, in particular the application for Chinese Governmental approvals to contribute the shares of company which owns the Sichuan plant to the Joint Venture.

4.    Other stipulations:
The Agreement includes:

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(a)     obligations of the parties in connection with the satisfaction of the conditions precedent to the occurrence of the Effective Date;
(b)     representations and warranties made by SQM with respect to itself, SQM Salar S.A. and its subsidiaries, including their assets, liabilities and businesses;
(c)     representations and warranties of Codelco with respect to itself and Minera Tarar SpA, including its assets, liabilities and business;
(d)     affirmative and negative covenants of the parties with respect to themselves and the management of SQM Salar S.A. and Minera Tarar SpA between the signing and the Effective Date;
(e)     obligations of each party to indemnify the other party for any damages caused by (i) certain inaccuracies in the representations and warranties, (ii) some breaches of the obligations (iii) certain risks that SQM and Codelco take upon themselves. These indemnification obligations are subject to certain limitations; and
(f)     regulation of the development of the Salar Futuro Project.
5.    Economic aspects of the Partnership
The Agreement establishes the economic conditions of the Partnership during the First Period (2025-20230) and Second Period (2031-2060) in relation to (a) the lithium profit quota assigned to Codelco during the First Period, (b) the additional lithium production quota of 300,000 metric tons for the First Period, (c) the exploitation of the Business during the Second Period, (d) the working capital as of the last day of the calendar year prior to the Effective Date (Account Payable to SQM), (e) the specific tax on mining activity (IEAM) (including Retained Receivables), (f) projected Capex between the signing of the Agreement and the Effective Date and (g) the results of operations of the owner of the Sichuan facility from the Effective Date to the date such facility is contributed to the Joint Venture or sold.

1. Profit Distribution for the First Period
During the First Period, profits will be distributed:
a) Codelco (as holder of Series A Shares) will receive an amount equal to the proportion of the adjusted financial profit of the lithium business equivalent to 33,500 metric tons of lithium carbonate equivalent (MT of LCE), with respect to the total tons of LCE sold in each fiscal year. This profit does not include the benefit of the fixed 6.8% mentioned in paragraph b) below.
b) SQM (as holder of Series B Shares) will receive an amount equal to the proportion of the adjusted financial profit of the lithium business not distributed to holders of Series A Shares, corresponding to the remainder of the MT of LCE of the current quota and the 165,000 MT of LCE of the additional quota, plus the benefit generated by the reduced lease fee payment of 6.8% fixed for a determined number of MT of LCE per year as established in the CORFO-SQM Contracts, plus the total financial profit related to non-lithium products.
c) In the event that the remaining 135,000 MT of LCE of the additional quota is partially or totally sold to third parties, the financial profits corresponding to such tons will be distributed to Series A and Series B Shares in proportion to the total number of shares.

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2. Participation in the additional quota
The financial profit associated with the additional quota will be distributed as follows:
a) The profit from the first 165,000 MT of LCE will be used to compensate SQM for the annual production that will be attributed to Codelco in the First Period.
b) The profit from the remaining 135,000 MT of LCE will be distributed to Series A and Series B Shares in proportion to the total number of shares.

3. Profit sharing in the first half of 2031
During the first half of 2031, the profits corresponding to the First Period that have not been distributed as of December 31, 2030 will be determined and distributed.
Additionally, and if applicable, an amount will be distributed against retained earnings or fiscal 2031 income to Series B Shares to recognize those tons produced attributable to its quota that are in foreign subsidiaries and have not been sold to third parties at the end of the First Period subject to a maximum limit.

4. Profit Distribution in the Second Period
Except as indicated for the first half of the year 2031, considering that the Series A and B Shares are transformed into a single series of common shares, with equal economic rights paid as the dividend indicated in the previous number, from that date dividends are distributed in proportion to the number of shares, except for the dividends to Series C, D and E Shares.

5. Working Capital	The Joint Venture's consolidated working capital (i.e., operating assets less operating liabilities) as of the Effective Date will be transformed into a debt of the Joint Venture to SQM.
6. IEAM and retained receivables
Certain asset accounts of SQM Salar are classified as Retained Receivables that are not part of the Partnership and must be paid to SQM. Likewise, any collection rights that SQM Salar has, or in the future will have, for the application of the IEAM in years ended on or before the Reference Date are not considered part of the Partnership, nor will any drawings after the Reference Date that were made with reference to amounts accrued in years prior to this date (which must be indemnified) be part of the Partnership. The associated recoveries for purposes of the IEAM will be distributed between SQM and Codelco as holders of the Series D and C Shares according to the participations in the fiscal years in which the amount drawn by the SII was accrued.

7. Capex and Capex Adjustment
SQM will instruct SQM Salar and the Business Subsidiaries to make investments in fixed assets (CAPEX) in accordance with the investment budget for the years 2024 and 2025. If the total amount invested in 2024 is more or less than the amount specified in the Agreement, the adjustments will be made in accordance with the terms of the Agreement.

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